Filed by Bancolombia S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-32535

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date March 28, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Strategy and Finance VP

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March 28, 2025

Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE PUBLICATION OF INFORMATION ON CHANGES IN THE CORPORATE STRUCTURE

Today Bancolombia S.A. (“Bancolombia”) posted certain informational materials for investors to its website in respect of the previously announced changes to modify the corporate structure of Bancolombia, its affiliates and subsidiaries by creating a holding company named Grupo Cibest S.A. and the completion of a series of corporate transactions (the Corporate Structure Changes) and such materials are included in this Form 6-K.

The contents of this Form 6-K are hereby incorporated by reference into Bancolombia’s Registration Statement on Form F-4 (Registration Number: 333-283549) and any prospectus outstanding under such Registration Statement.

Explanatory presentation

Video script

The mentioned information can be consulted at: https://www.grupobancolombia.com/investor-relations/investors/grupo-cibest

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy andf Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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Grupo Cibest An evolution that drives our growth Grupo Boncolombia seeks to change its corporate structure by creating Grupo Cibest, a holding company that will serve as the parent company of its financial and non-financial businesses o achieve this, Hancoloribia’s shareholders will no longer hold shares directly in Bancolombia aut will instead become shareholders of Gruan ibest. In this way, they will continue to own all the businesses that we currently know as Grupo Bancolombia

Our shareholders will maintain the same exposure to the same assets through Grupo Libast. have the same medianessere mischerpenhe Shimhallern will wtly bouwveis Spectand is the ome proportion and amounts they had lan Before Bancolombia Shareholder Grune

Our shareholders will maintain the same exposure to the same assets through Grupo Cibest.

Let's look at the example of Carlos and María. Today, Carlos has 3 common shares of Bancolombia and María has 3 preferred shares of Bancolombia. In the future, Carlos will have the same 3 common shares and María the same 3 shares, only now they will be of Grupo Cibest, instead of Bancolombia. In other words, a 1 to 1 exchange will be performed.

Shareholders will only have shares in Grupo Cibest in the same proportion and amount as they had in Bancolombia.


Common shares in Bancolombia
Preferred shares in Bancolombia
Before
Bancolombia's shareholder
Common shares in Grupo Cibest
Preferred shares in Grupo Cibest
After
Grupo Cibest Shareholder

Grupo Cibest shares will be listed on the Colombian Stock Exchange and the ADRs on the New York Stock Exchange (NYSE), under the same conditions as Bancolombia's shares and ADRs are today. Grupo Cibest, along with four other wholly-owned companies, will be the sole shareholders of Bancolombia. A 1 to 1 exchange will be performed in respect of all outstanding ADRs as well.

The corporate evolution of Grupo Bencokombis requires 3 steps: Crupo Cibest Bancolombia Distribution of wasuta of Banadumbia Panarna and subsequent merger of Sociedad Beneficiaria into Bancolombia Distribution of assets of Bancolombia investment Bank (B18) in favor of Bancalomb Bancolombia Sockelad Bancolombia Sancu de TMCH 3. Distribution of assets of Bancolombia in favor of Grupe Cibest S.A. 2. 1 2

The corporale evolution of Grupa Bancolombla requires 3 steps: Bancolombia 1 Bancolombia surividual 1. Distribution of assets of Bancolombia Panama and subsequent merger of Sociedad Beneficiariz Into Bancclombia caller scarcad-Bone kipria sanamd one hundred percent.cwnod.by sancolombiz, sanoclombianame wil sophiaria. à§§à§¦à§¦ciedad sanofaer a will Chuck the inpucis on the final

The corporate evolution of Grupo Bancolombia requires 3 steps: Bancolombia Bancolombia 2. Distribution of assets of Bancolombia Investment Bank (BIB) In favor of Rancolombia Zarca ce insertion Rancolombia Corporacion Peranciera (RM) 18 Transfar kwastments in Wen Korapt and Nequt, among other atsats te Bancolomais. Check the impacts on the financa position hare

The corporate evolution of Grupo Bancolombia requires 3 steps: Grupo Cibest 3 Bancolombia Bancolombia Sociedad Berofkiara Bancolombia Banca te wers 3. Distribution of assets of Bancolombla In favor of Grupo Cibest S.A. ard 2 stove as well as certain of its Check the impacts we the first postiza here see ances L

We will evalve towards an efficient and flexible structure... Current structu W 0000 Bancolombla a Wenta Neque Assels $372 Tn $328 Tn Liabilities Equity $44 To

…a new way of organizing ourselves while preserving our financial strength

Part of the assets, liabilities, and equity are transferred from Bancolombia to Grupo Cibest

Target structure

- Grupo Cibest will become the direct parent company of some investments that previously were held by Bancolombia S.A.
- Shareholders maintain the same rights over the equity through their shares in Grupo Cibest.



Shareholders
Grupo Cibest
Bancolombia
Banistmo
Bancoagrícola
Bam
Wompi
Renting
Wenia
Nequi
Bancolombia Panamá
Bancolombia Puerto Rico
Fiduciaria
Valores
Banca de inversión
Consolidated statement of financial position remains the same
Assets $372 Tn
Liabilities $328 Tn
Equity $44 Tn
*Consolidated figures in COP trillions as if the transaction to Grupo Cibest had been executed on December 31, 2024 (proforma)

Notes: This graphic is presented for illustrative purposes and is not intended to reflect the details of all subsidiary companies. The subsidiaries shown represent the main operations. Shareholders will maintain the same interest in Grupo Bancolombia's existing businesses through their shares in Grupo Cibest

Exhibits The figures and ratios 20 of December 31, 2024 be apoceowd bused on the special purpose financial statements as of Jur102

After closing, the Colomblan banking entity will preserve its financial strenght and an optimal solvency. Ral1%) 360 total solvency ratin (%)

The holding company will have healthy leverage and an attractive profitability aupu Lisesi Cuma Mrant Cover

Video script

At Grupo Bancolombia, we are proud of our history. It has been decades filled with transformations, innovation, and growth, which have led us to become one of the most important financial groups in Latin America.

Over the years, trust has remained our foundation to support the dreams of millions of people, driven by a business strategy that seeks to grow responsibly while generating value.

In 2024, we begun a new phase of the organization by announcing the creation of Grupo Cibest, a holding or parent company that will become the owner of all financial and non-financial businesses currently known as Grupo Bancolombia, including Bancolombia S.A.

This change in the corporate structure will mean a new way of organizing ourselves based on the same equity that our shareholders hold of Bancolombia, today; thus, preserving the financial strength that has allowed us to strive towards our purpose of promoting sustainable development to achieve the well-being of all.

With Grupo Cibest, we will be able to:

•	Be more efficient in the use of capital and therefore, achieve a greater capacity to generate value for our shareholders.

•	Achieve greater flexibility in the allocation of capital to different businesses, based on their growth potential and profitability.

•	Conduct occasional share buybacks (with shareholder approval).

•	Produce value for our stakeholders.

All of this while preserving our financial strength and the ability to meet all our obligations.

Now, let’s look in detail at what the evolution of our structure towards Grupo Cibest means, through the story of Carlos and María, two of Bancolombia’s 45,000 shareholders.

Today, Carlos owns 20 common shares and María owns 15 preferred shares, both of Bancolombia S.A., the financial institution we all know and which, until now, has served as a parent or holding company, grouping financial and non-financial assets in Colombia and the other countries where we operate.

In the future, Carlos will hold the same 20 common shares and María the same 15 preferred shares, only now they will be of Grupo Cibest, instead of Bancolombia. Simply put, both will continue to be owners of the same assets (or companies), including Bancolombia, and retain the same rights, but now through their shares in Grupo Cibest. Likewise, ADR holders will hold the same number of ADRs in Grupo Cibest as they do today in Bancolombia.

It is a different way of organizing ourselves that will offer us new and greater possibilities for growth, impact, and profitability so that Carlos, María, and thousands of shareholders and other stakeholders can continue to receive the generation of value and place their trust in us.

To make this a reality, a series of operations or transactions will be required, in which those companies that are not currently under Bancolombia will come directly under it, so that, subsequently, Bancolombia can transfer them to Grupo Cibest.

Let’s look at this in detail:

First, Bancolombia Panama will transfer the financial groups Bancoagrícola, from El Salvador, and Bam, from Guatemala, to Sociedad Beneficiaria BC Panama, and then, Sociedad Beneficiaria BC will merge into Bancolombia.

Technically, this involves a distribution of assets and a merger.

Next, in the second step, Banca de Inversión Bancolombia will distribute other assets to Bancolombia. In this case, companies such as Wompi, Renting, Wenia, Nequi, and others, will move to Bancolombia S.A.

Finally, Bancolombia will distribute all the assets received from the previous two movements, as well as some of its own assets, such as Banistmo, to Grupo Cibest S.A., finalizing the formation of our new holding company structure.

It is very important to highlight that neither Carlos nor María have to perform any task for the exchange of shares nor will they be affected by these operations, which will be carried out simultaneously: One day they will go to bed as owners of Bancolombia shares and the next day they will wake up as owners of Grupo Cibest shares, which will remain listed under the same conditions on the Colombian Stock Exchange and on the New York Stock Exchange in the case of ADRs, and will maintain the capacity and resources to meet all obligations in a timely manner.

These operations will have no impact on deposit customers, bondholders, suppliers, or any of Bancolombia’s creditors, as the bank will continue to have the ability to meet all obligations with all stakeholders.

We are confident that this new stage will further boost our commitment to continue growing with a focus on value generation and comprehensive solutions for more than 30 million customers in Colombia, Panama, El Salvador, and Guatemala, as well as in other geographies where we reach with our products and services.

Together we will continue to build a story in which each of our actions translates into well-being for everyone.

This video is made for illustrative and educational purposes. For details of the operations and technical matters, you can consult [link: Grupo Cibest, an ecosystem of brands, financial and non-financial products and services].

Important information:

The information included in this communication represents only a summary of the transaction proposed by Bancolombia S.A. to its shareholders and does not constitute all the information on which they should base their decision. This communication does not replace the information contained in the notices to shareholders, nor the other information that has been made available to shareholders by right of inspection or on the Grupo Bancolombia website, so all respective material published on the Bancolombia investor page at www.grupobancolombia.com/investor-relations/investors/grupocibest must be consulted and is considered essential before making any decision. The figures as of December 31, 2024, included in this communication are shown for illustrative purposes. Corporate transactions must be approved based on the special purpose financial statements as of Jun2024.

The content of this communication or message does not constitute a professional recommendation to make investments within the terms of article 2.40.1.1.2 of Decree 2555 of 2010 or the regulations that amend, replace, or supplement it.

This communication does not constitute a public offer, or a solicitation of an offer, to buy or sell any security. Any information contained herein may be corrected or supplemented by Bancolombia S.A. This communication also does not constitute a recommendation for the sale of securities, in any jurisdiction where such offer, solicitation, or sale would be illegal prior to registration or qualification under the securities laws of such jurisdiction.

Bancolombia has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the common and preferred shares (including the preferred shares to be issued in respect of American depositary shares) to be issued by Grupo Cibest in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries under the U.S. Securities Act. The Form F-4 includes a preliminary prospectus. The Form F-4 was declared effective by the SEC on March 21, 2025. The final prospectus, which was filed with the SEC on March 21, 2025, will be sent to holders of Bancolombia’s common shares, preferred shares and American depositary shares residing in the United States. Shareholders are encouraged to read the Form F-4, including any amendments thereto, and the other documents Bancolombia files with the SEC in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries because they contain important information about the Corporate Structure Changes of Bancolombia and its subsidiaries.

This communication contains statements that may constitute “forward-looking statements.” These forward-looking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project,” and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any forward-looking statement after the date it is made in light of new information, future events, and other factors.